Room 4561

December 27, 2006

Ms. Susan Decker
Executive Vice President, Finance and Administration,
and Chief Financial Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

> **Re:** **Yahoo! Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2006**
> **Filed August 4, 2006**
> **Form 8-K Filed July 18, 2006**
> **Form 8-K Filed October 17, 2006**
> **File No. 000-28018**

Dear Ms. Decker:

We have reviewed your response letter dated September 26, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed October 17, 2006

1. We have reviewed your response to prior comment number 12 concerning the non-GAAP operating statement columnar format. We do not believe the revisions

you have proposed adequately address the concerns raised in our comment. For example, the revised title and captions you have proposed do not appear to address our concern that the presentation of a non-GAAP financial statement is beyond what is contemplated by the definition of a non-GAAP measure. Accordingly, we continue to have the concerns previously expressed over how investors might view that information due to the format in which it has been presented. Consequently, we believe it should be removed.

2. Your response to prior comment number 12 appears to indicate that your non-GAAP presentation includes two non-GAAP measures—non-GAAP net income and non-GAAP earnings per share. Please note that your presentation appears to include numerous non-GAAP measures including, but not limited to, non-GAAP gross profit, various non-GAAP operating expense items and non-GAAP provision for income taxes.

3. Your response to prior comment number 13 and disclosures in your recent earnings release indicate that you exclude depreciation and amortization of intangible assets because they are non-cash charges that are not attributable to your underlying operating performance. Your response and disclosure appears to suggest that you are using the non-GAAP measures as measures of liquidity. If your non-GAAP measures are intended to be measures of liquidity, it appears that the measures should be reconciled to GAAP cash flow from operations. Please explain to us why the measure is reconciled to GAAP operating income if your intention is to present these as liquidity measures.

4. We have reviewed your response to prior comment number 13 and it remains unclear to us how you are able to conclude that depreciation, amortization and stock compensation are "not directly attributable to the underlying performance of the Company's business operations." In this regard, while the costs may be subject to only limited management influence or control over the short term, they nonetheless appear to represent part of your operating results. In view of this, please remove references to "underlying" or "core" operations throughout your disclosure. Alternatively, further explain to us why no revision is necessary.

5. We note your response to prior comment number 13 and it remains unclear what your basis is for disclosing that inclusion of the non-GAAP measures provides comparability to other companies considering the recurring nature of the excluded expense. We also note that this disclosure contradicts your earlier disclosure, under the heading "About Yahoo!", that your non-GAAP measures "may be different from non-GAAP financial measures used by other companies." In view of this, please revise to remove the disclosures which indicate that you include the non-GAAP measures to provide comparability to other companies. Alternatively, further explain to us why no revision is necessary.

6. The disclosure you have provided regarding your non-GAAP measures describes certain limitations associated with the measures, but does not appear to explain how you compensate for those limitations. For example, while you indicate that one limitation of the measure operating income before depreciation, amortization, and stock-based compensation expense is that it excludes stock-based compensation expense related to your workforce, you do not explain how you compensate for that limitation. In future filings, revise your presentation to explain how you compensate for any limitations associated with your non-GAAP measures.

7. We note your response to prior comment number 14. While presentation of non-GAAP measures that exclude stock-based compensation may be appropriate in certain circumstances, we do believe that specific disclosure would be warranted to indicate that the CEO's stock-based compensation was excluded. We believe such disclosure is warranted considering that the CEO will no longer receive cash compensation and his compensation will be entirely stock-based. Please revise your disclosures in future earnings releases.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar, Staff Accountant at (202) 551-3459 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief